UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1: Form 6-K dated August 22, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	August 22, 2017

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 22, 2017

Re.: 72nd Annual General Meeting of the Company for FY 2016-17 held on August 22, 2017

We hereby inform you that Annual General Meeting (AGM) of the Company was held on August 22, 2017 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Enclosed please find the following disclosures:

i.	Pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), the voting results, in prescribed format, with respect to the businesses transacted at the AGM along with the Scrutinizer’s Report is annexed herewith as Annexure A and Annexure B respectively.

ii.	Summary of the proceedings of the AGM as required under Regulation 30, Part A of Schedule III of SEBI LODR Regulations is annexed as Annexure C.

News Release – 2	August 22, 2017

Annexure A

TATA MOTORS LIMITED

Date of the AGM	**August 22, 2017**
Total number of shareholders on cut-off date (August 15, 2017)	**Ordinary Shareholders : 564494** **'A' Ordinary Shareholders : 119527** **Total: 684021**
No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group Public	 **11** **424**
No. of shareholders attended the Meeting Video Conferencing: Promoters and Promoter Group Public	**NA**

Resolution 1

To receive consider and adopt (a) the Audited Standalone Financial Statement of the Company for Financial Year ended March 31, 2017 together with the Board's Report and the Auditors' Report thereon; and (b) the Audited Consolidated Financial Statement of the Company for Financial Year ended March 31, 2017 together with the Auditors' Report thereon.

Resolution required: (Ordinary/~~Special~~)	Ordinary
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Category	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
1	Promoter and Promoter Group	E-Voting			1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	1003145830	1002703330	1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
2	Public - Institutional holders	E-Voting			836738787	70.35	836738787	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	1590401073	1189365138	836738787	70.35	836738787	0	100.00	0.00	0	0.00
3	Public-Others	E-Voting			507229200	67.98	507181119	48081	99.99	0.01	0	0.00
		Poll			98135	0.01	92388	5747	94.14	5.86	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	802303816	746130191	507327335	67.99	507273507	53828	99.99	0.01	0	0.00
	Total	E-Voting			2346671317	79.87	2346623236	48081	100.00	0.00	0	0.00
		Poll			98135	0.00	92388	5747	94.14	5.86	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	**3395850719**	**2938198659**	**2346769452**	**79.87**	**2346715624**	**53828**	**100.00**	**0.00**	**0**	**0.00**

TATA
TATA MOTORS LIMITED

TATA MOTORS LIMITED
To appoint a Director in place of Dr Ralf Speth (Din: 03318908), who retires by rotation and being eligible, offers himself for re-appointment.
Ordinary
Resolution required : (Ordinary / Special) No
Whether promoter / promoter group are interested in the agenda / resolution?
Resolution No 2
Category Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes in favour No. of Votes in against % of Votes in favour on votes polled % of Votes in favour against on votes polled Invalid Votes % of Votes invalid on votes polled
[1] [2] [3] [4]=[(3)/(2)]*100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)]*100 [9] [10]=[(9)/(3)]*100
1 E-Voting 1002703330 100.00 1002703330 0 100.00 0.00 0 0.00
Poll 0.00 0 0 0.00 0.00 0 0.00
Postal Ballot(if applicable) 1003145830 1002703330 0 0.00 0 0 0.00 0.00 0 0.00
Promoter andPromoter Group Total 1002703330 100.00 1002703330 0 100.00 0.00 0 0.00
2 E-Voting 834163058 70.14 826725023 7438035 99.11 0.89 0 0.00
Public - Institutional holders Poll 1590401073 1189365138 0 0.00 0 0 0.00 0.00 0 0.00
Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 0.00
Total 834163058 70.14 826725023 7438035 99.11 0.89 0 0.00
3 E-Voting 507471496 68.01 5002423932 7227564 98.58 1.42 0 0.00
Public-Others Poll 89415 0.01 82353 7062 92.1 7.9 0 0.00
Postal Ballot (if applicable) 802303816 746130191 0 0.00 0 0 0.00 0.00 0 0.00
Total 507560911 68.03 500326285 7234626 1.43 0 0.00
4 E-Voting 2344337884 79.79 2329672285 14665599 99.37 0.63 0 0.00
Total Poll 89415 0.00 82353 7062 92.1 7.9 0 0.00
Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 0.00
Total 3395850719 2938198659 2344427299 79.79 2329754638 14672661 99.37 0.63 0 0.00

TATA MOTORS LIMITED

Appointment of B S R & Co. LLP, Chartered Accountants as Statutory Auditors of the Company

Resolution required: (Ordinary / ~~Special~~)	Ordinary
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Resolution No 3

	Category	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
		E-Voting			1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
1	Promoter and Promoter Group	Total	1003145830	1002703330	1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		E-Voting			844671293	71.02	844163971	507322	99.94	0.06	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
2	Public - Institutional holders	Total	1590401073	1189365138	844671293	71.02	844163971	507322	99.94	0.06	0	0.00
		E-Voting			511640244	68.57	511086050	554194	99.89	0.11	0	0.00
		Poll			89415	0.01	83668	5747	93.57	6.43	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
3	Public-Others	Total	802303816	746130191	511729659	68.58	511169718	559941	99.89	0.11	0	0.00
		E-Voting			2359014867	80.29	2357953351	1061516	99.96	0.04	0	0.00
		Poll			89415	0.00	83668	5747	93.57	6.43	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
	Total	**Total**	**3395850719**	**2938198659**	**2359104282**	**80.29**	**2358037019**	**1067263**	**99.95**	**0.05**	**0**	**0.00**

TATA MOTORS LIMITED

Appointment of Mr Natarajan Chandrasekaran (DIN:00121863) as a Director

Resolution required: (Ordinary / ~~Special~~)	Ordinary
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Resolution No 4

	Promoter/Public	Category	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
		E-Voting			1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
1	Promoter and Promoter Group	Total	1003145830	1002703330	1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		E-Voting			821362104	69.06	798982565	22379539	97.28	2.72	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
2	Public - Institutional holders	Total	1590401073	1189365138	821362104	69.06	798982565	22379539	97.28	2.72	0	0.00
		E-Voting			497803068	66.72	477743254	20059814	95.97	4.03	0	0.00
		Poll			89415	0.01	82413	7002	92.17	7.83	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
3	Public-Others	Total	802303816	746130191	497892483	66.73	477825667	20066816	95.97	4.03	0	0.00
		E-Voting			2321868502	79.02	2279429149	42439353	98.17	1.83	0	0.00
		Poll			89415	0.00	82413	7002	92.17	7.83	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
	Total	**Total**	**3395850719**	**2938198659**	**2321957917**	**79.03**	**2279511562**	**42446355**	**98.17**	**1.83**	**0**	**0.00**

TATA MOTORS LIMITED
Appointment of Mr Om Prakash Bhatt (DIN: 00548091) as an Independent Director
Resolution required: (Ordinary / Special)
Whether promoter/ promoter group are interested in the agenda/resolution?
Resolution No 5
Promoter/public Category Total No. of Shares Held Total No. of Votes on Shares Held
[1] [2]
1 Promoter and Promoter Group E-Voting 1003145830 1002703330
Poll
Postal Ballot (if applicable)
Total
2 Public - Institutional holders E-Voting 1590401073 1189365138
Poll
Postal Ballot (if applicable)
Total
3 Public-Others E-Voting 802303816 746130191
Poll
Postal Ballot (if applicable)
Total
Total E-Voting 3395850719 2938198659
Poll
Postal Ballot (if applicable)
Total
Ordinary
No
No. of votes polled % of No. of Votes - No. of Votes - % of % of % of
Votes in favour against Votes in Votes in Invalid Votes
Polled on favour on against on Votes invalid
outstanding Votes Votes on
shares polled polled Votes
polled
[3] [4]=[(3)/(2)]*100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)]*100 [9] [10]=[(9)/(3)]*100
1002703330 100 1002703330 0 100 0 0 0
0 0 0 0 0 0 0 0
0 0 0 0 0 0 0 0
1002703330 100 1002703330 0 100 0 0 0
833668135 70.09 824837882 8830253 98.94 1.06 0 0
0 0 0 0 0 0 0 0
0 0 0 0 0 0 0 0
833668135 70.09 824837882 8830253 98.94 1.06 0 0
507483493 68.02 503768594 3714899 99.27 0.73 0 0
89415 0.01 83608 5807 93.57 6.49 0 0
0 0 0 0 0 0 0 0
507572908 68.03 503852202 3720706 99.27 0.73 0 0
2343854958 79.77 2331309806 12545152 99.46 0.54 0 0
89415 0 83608 5807 93.51 6.49 0 0
0 0 0 0 0 0 0 0
2343944373 79.77 2331393414 12550959 99.46 0.54 0 0

TATA MOTORS LIMITED

Re-appointment of Mr Satish Borwankar (DIN: 01793948) as Executive Director and Chief Operating Officer and payment of remuneration.

Resolution required: (~~Ordinary~~ / Special)	Special
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Resolution No 6

	Category	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
1	Promoter and Promoter Group	E-Voting	1003145830	1002703330	1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total			1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
2	Public - Institutional holders	E-Voting	1590401073	1189365138	838975320	70.54	838624773	350547	99.96	0.04	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total			838975320	70.54	838624773	350547	99.96	0.04	0	0.00
3	Public-Others	E-Voting	802303816	746130191	507990354	68.08	499992883	7997471	98.43	1.57	0	0.00
		Poll			89415	0.01	82413	7002	92.17	7.83	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total			508079769	68.10	500075296	8004473	98.42	1.58	0	0.00
	Total	E-Voting	**3395850719**	**2938198659**	2349669004	79.97	2341320986	8348018	99.64	0.36	0	0.00
		Poll			89415	0.00	82413	7002	92.17	7.83	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total			**2349758419**	**79.97**	**2341403399**	**8355020**	**99.64**	**0.36**	**0**	**0.00**

TATA MOTORS LIMITED

Payment of remuneration to the Cost Auditor.

Resolution required: (Ordinary / ~~Special~~)	Ordinary
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Resolution No 7

	Category	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
		E-Voting			1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
1	Promoter and Promoter Group	Total	1003145830	1002703330	1002703330	100.00	1002703330	0	100.00	0.00	0	0.00
		E-Voting			839667241	70.60	839667241	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
2	Public - Institutional holders	Total	1590401073	1189365138	839667241	70.60	839667241	0	100.00	0.00	0	0.00
		E-Voting			511065205	68.50	510758207	306998	99.94	0.06	0	0.00
		Poll			89415	0.01	83668	5747	93.57	6.43	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
3	Public-Others	Total	802303816	746130191	511154620	68.51	510841875	312745	99.94	0.06	0	0.00
		E-Voting			2353435776	80.10	2353128778	306998	99.99	0.01	0	0.00
		Poll			89415	0.00	83668	5747	93.57	6.43	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
	Total	**Total**	**3395850719**	**2938198659**	**2353525191**	**80.10**	**2353212446**	**312745**	**99.99**	**0.01**	**0**	**0.00**

TATA
TATA MOTORS LIMITED

TATA MOTORS LIMITED Offer of invite of Non-convertible Debentures on private placement basis. Resolution required: (ordinary / Special) Special Whether promoter/ promoter group are interested in the agenda/ resolution? No Resolution No 8 Category Mode of voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes in favour No. of Votes-against % Votes in favour on votes polled % of Votes in against on votes polled Invalid Votes % of Votes invalid on votes polled [1] [2] [3] [4]=[(3)/(2)]*100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)]*100 [9] [10]=[(9)/(3)]*100 1 Promoter and Promoter Group E-Voting 1002703330 100 1002703330 0 100 0 0 0.00 Poll 0 0 0 0 0 0 0 0.00 Postal Ballot (if applicable) 0 0 0 0 0 0 0 0.00 Total 1003145830 1002703330 1002703330 100 1002703330 0 100 0 0.00 2 Public - Institutional holders E-Voting 844671293 71.02 844671293 0 100 0 0 0.00 Poll 0 0 0 0 0 0 0 0.00 Postal Ballot (if applicable) 0 0 0 0 0 0 0 0.00 3 Public-Others E-Voting 507712994 68.05 507055670 657324 99.87 0.13 0 0.00 Poll 89415 0.01 82351 7064 92.1 7.9 0 0.00 Postal Ballot (if applicable) 0 0 0 0 0 0 0 0.00 Total 802303816 746130191 507802409 68.06 507138021 664388 99.87 0.13 0 0.00 E-Voting 2355087617 80.15 2354430293 657324 99.97 0.03 0 0.00 Poll 89415 0 82351 70674 92.1 7.9 0 0.00 Postal Ballot (if applicable) 0 0 0 0 0 0 0 0.00 Total Total 3395850719 2938198659 2355177032 80.16 2354512644 664388 99.97 0.03 0 0.00

News Release – 3	August 22, 2017

Annexure B

PARIKH & ASSOCIATES
COMPANY SECRETARIES
Office :
111, 11th Floor, Sai-Dwar CHS Ltd,
Sab TV Lane, Opp Laxmi Industrial Estate
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400 053
Tel. : 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com
To,
The Chairman
Tata Motors Limited
Bombay House,
24, Homi Mody Street,
Mumbai – 400001
Dear Sir,
Sub : Consolidated Scrutinizer’s Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting through electronic ballot system at the 72nd Annual General Meeting of Tata Motors Limited held in Tuesday, August 22, 2017 at 3.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai – 400020
I, P. N. Parikh, of M/s. Parikh & Associates, Practising Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the remote e-voting process in respect of the below mentioned resolutions proposed at the 72nd Annual General Meeting (“AGM”) of Tata Motors Limited on Tuesday, August 22, 2017 at 3.00 p.m.
I was also appointed as Scrutinizer to scrutinize the voting process at the said AGM held on August 22, 2017.
The notice dated June 5, 2017 along with statement setting out material facts under Section 102 of the Act as confirmed by the Company were sent to the shareholders in respect of the below mentioned resolutions proposed at the AGM of the Company.

Continuation Sheet
The Company had availed the e-voting facility offered by National Securities Depository Limited (“NSDL”) for conducting remote e-voting by the Shareholders of the Company.
The Company had also provided voting through electronic ballot system to the shareholders present at the AGM and who had not cast their vote earlier through remote e-voting facility.
The shareholders of the Company holding shares as on the “cut-off” date of, August 15, 2017 were entitled to vote on the resolutions as contained in the Notice of the AGM.
The voting period for remote e-voting commenced on Saturday, August 19, 2017 at 09:00 a.m. (IST) and ended on Monday, August 21, 2017 at 05:00 p.m. (IST) and the NSDL e-voting platform was blocked thereafter.
After the closure of the voting at the AGM, the report on voting done through electronic ballot system at the meeting was generated in my presence and the voting was diligently scrutinized.
The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system.
The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and the voting conducted through electronic ballot system at the meeting on the resolutions contained in the notice of the AGM.
My responsibility as scrutinizer for the remote e-voting and the voting conducted through electronic ballot system at the meeting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolutions.
I now submit my consolidated Report as under on the result of the remote e-voting and voting through electronic ballot system at the AGM in respect of the said resolutions.
2

Continuation Sheet
Resolution 1: Ordinary Resolution
To receive, consider and adopt
(a) the Audited Financial Statement of the Company for the Financial Year ended March 31, 2017 together with the Board’s Report and the Auditors’ Report thereon; and
(b) the Audited Consolidated Financial Statement of the Company for the Financial Year ended March 31, 2017 together with the Auditors’ Report thereon.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 2,054 2,31,73,28,009 --
AOS* 712 2,93,87,615 --
Total 2,766 2,34,67,15,624 100.00(Rounded Off)
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 24 53,490 --
AOS* 9 338 --
Total 33 53,828 0.00
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
3

Continuation Sheet
Resolution 2: Ordinary Resolution
Appointment of a Directors in place of Dr. Ralf Speth (DIN : 03318908), who retires by rotation and being eligible, offers himself for re-appointment.
(i) Voted favour of the resolution:
Number of member voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,993 2,30,05,84,201 --
AOS* 697 2,91,70,437 --
Total 2,690 2,32,97,54,638 99.37
Number of members voted Number of valid votes cast
by them % of total number of valid votes cast
OS 69 1,44,55,098 --
AOS* 24 2,17,563 --
Total 93 1,46,72,661 0.63
(ii) Voted against the resolution:
(iii) Invalid votes:
Number of members voted Number of valid votes cast
by them
OS - -
AOS - -
Total - -

Continuation sheet
Resolution 3: Ordinary Resolution
Appointment of M/s. B S R & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) as Statutory Auditors of the Company and to fix their remuneration.
(i) Voted in Favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 2,040 2,32,86,49,663 --
AOS* 7.3 2,93,87,356 --
Total 2,743 2,35,80,37,019 99.95
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 47 10,66,634 --
AOS* 15 629 --
Total 62 10,67,263 0.05
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -

Resolution 4: Ordinary Resolution
Appointment of Mr. Natarajan Chandrasekaran ( DIN : 00121863) as a Director.
(i) Voted in favour of the resolution:
Number of members voted Number of valid
votes cast by them
% of total number of valid votes cast
OS 1,976 2,25,17,55,761 -
AOS* 672 2,77,55,801 -
Total 2,648 2,27,95,11,562 98.17
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them
% of total number of valid votes cast
OS 89 4,15,82,531 -
AOS* 47 8,63,824 -
Total 136 4,24,46,355 1.83
(iii) Invalid votes:
Number of members voted Number of valid votes cast by them
OS - -
AOS* - -
Total - -

Resolution 5: Ordinary Resolution
Appointment of Mr. Om Prakash Bhatt (DIN: 00548091) as an Independent director.
(i) Voted in favour of the resolution
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,985 2,30,20,71,882 –
AOS* 693 2,93,21,532 –
Total 2,678 2,33,13,93,414 99.46
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 66 1,24,84,503 –
AOS* 25 66,456 –
Total 91 1,25,50,959 0.54
(iii) Invalid votes:
Number of members voted Number of valid votes cast by them
OS – –
AOS* – –
Total – –

Continuation Sheet
Resolution 6: Special Resolution
Re-appointment of Mr. Satish Borwankar (DIN; 01793948) as Executive Director and Chief Operating Officer and payment of remuneration.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,991 2,31,23,66,767 --
AOS* 688 2,90,36,632 --
Total 2,679 2,34,14,03,399 99.64
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 80 80,03,749 --
AOS* 31 3,51,271 --
Total 111 83,55,020 0.36
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
*PARIKH & ASSOCIATES*SECRETARIES COMPANY MUMBAI
8

Continuation Sheet
Resolution 7: Ordinary Resolution
Payment of Remuneration to the Cost Auditor.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 2,014 2,32,38,25,015 --
AOS* 701 2,93,87,431 --
Total 2,715 2,35,32,12,446 99.99
(ii) Voted against the resolution
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 52 3,12,334 --
AOS* 17 411 --
Total 69 3,12,745 0.01
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES * COMPANY SECRETARIES* MUMBAI
9

Resolution 8 : Special Resolution
Offer or invite for Subscription of Non-Convertible Debentures on private placement basis.
(i) Voted in favour of the resolution:
Number of members
Voted Number of valid votes cast by them % of total number of valid votes cast
OS 2,025 2,32,51,25,311
AOS* 699 2,93,87,333
Total 2,724 2,35,45,12,644 99.97
(ii) Voted against the resolution:
Number of members
Voted Number of valid votes cast by them % of total number of valid votes cast
OS 75 6,63,724
AOS* 21 664
Total 96 6,64,388 0.03
(iii) Invalid votes:
Number of members
Voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
*Each ‘A’ Ordinary shareholder is entitled to one vote for every ten ‘A’ Ordinary shares held.
Shareholders who have split their votes into “Assent” as well as “Dissent”, while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”.
Thanking you,
Yours faithfully,
P.N. Parikh
Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd
Sab TV Lane, Opp. Laxmi Indl. Estate,
Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai 40005
Place: Mumbai
Dated: August 22, 2017

News Release – 4	August 22, 2017

Annexure C

Graphic Appears Here
Annexure C
Summary of Proceedings of the 72nd Annual General Meeting
The 72nd Annual General Meeting (AGM) of the Members of Tata Motors Limited ( the Company) was held on Tuesday, August 22, 2017 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
Mr Natarajan Chandrasekaran chaired the Meeting. The requisite quorum being present, the Chairman called the meeting to order. All the Directors except for Mr Ravindra Pisharody attended the Meeting. The Chairman delivered his speech followed by a presentation made by Group Chief Financial Officer.
The following resolutions set out in the Notice convening the AGM were proposed and seconded by Members:
Item
No. Details of the Agenda Resolution
required
1 To receive, consider and adopt:
(a) the Audited Financial Statement of the company for the Financial Year ended March 31, 2017 together with the Board’s Report and the Auditors’ Report thereon; and
the Audited Consolidated Financial Statement of the company for the Financial Year ended March 31, 2017 together with the Auditors’ Report thereon Ordinary
2 To appoint a Director in place of Dr Ralf Speth (DIN:03318908), who retires by rotation and being eligible, offers himself for re-appointment Ordinary
3 Appointment of Auditors Ordinary
4 *Appointment of Mr Natarajan Chandrasekaran (DIN:00121863) as a Director Ordinary
5 Appointment of Mr Om Prakash Bhatt (DIN:00548091) as an Independent Director Ordinary
6 Re-appointment of Mr Satish Borwankar (DIN:01793948) as Executive Director and Chief Operating Officer and payment of remuneration Special
7 Payment of Remuneration to the Cost Auditor Ordinary
8 Offer or invite for Subscription of Non-Convertible Debentures on private placement basis Special
Mr Chandrasekaran being interested in this resolution, requested Mr Nasser Munjee, Director of the Company to conduct the proceedings of this resolution. Accordingly, Mr Munjee conducted the proceedings of this resolution.
The Chairman informed that Mr P N Parikh of M/s Parikh & Associates, Practicing Company Secretaries (Membership No. FCS327) was the Scrutinizer appointed by the Board to scrutinize the remote e-voting and electronic ballot at AGM.
The Chairman informed the Members that the facility of remote e-voting for the Members was made available till August 21, 2017 and that the facility for electronic ballot had been provided at the AGM venue. The Chairman requested the Members, who were present at the AGM but had not cast their votes by remote e-voting, could now cast their vote at the Meeting.

TATA
The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. The Chairman responded to all the queries raised by Members.
The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to declare the results of voting. He informed the Members that the voting results will be made available on the websites of the Company and the National Securities and Depositories Limited within 48 hours of the conclusion of the Meeting.
The Scrutinizer’s Report was received on August 22, 2017 and as set out therein all the said resolutions were declared passed with the requisite majority.
Yours faithfully,
Tata Motors Limited
H K Sethna
Company Secretary

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.